
UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

July 13, 2026


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In the Matter of

Andrew Arroyo Real Estate Inc.   **ORDER DECLARING OFFERING**
12636 High Bluff Drive, Suite 400   **STATEMENT ABANDONED UNDER THE**
San Diego, CA 92130   **SECURITIES ACT OF 1933, AS AMENDED**

File No: 024-12670

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       Andrew Arroyo Real Estate Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

       In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on July 13, 2026.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief